Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy releases 2019 Report on Sustainability

Calgary, Alberta (July 18, 2019) — Suncor today released its annual Report on Sustainability which details the company’s environmental, social and economic performance. Suncor’s perspective on the challenges and opportunities of climate change, and the transition to a low-carbon economy are contained in its third Climate Risk and Resilience Report available within the Report on Sustainability and as a stand-alone downloadable PDF. The annual Report on Sustainability is available both online and as a downloadable PDF.

Suncor’s sustainability goals reflect focused efforts on strengthening relationships with Indigenous Peoples and communities in Canada, and harnessing technology and innovation to reduce the greenhouse gas (GHG) emissions intensity of its operations. Driving sustainability performance improvement is critical to the company’s business strategy, and it’s woven into the very fabric of the organization. As always, actions speak louder than words. The Report on Sustainability provides several examples of these actions.

“We are living in an era of transformation — as a company, as an industry and as a global community. We have choices to make about our shared energy future and the role we will all play in shaping it,” said Mark Little, president and chief executive officer. “Globally, we are beginning to transform our energy system toward a low-carbon economy. Suncor is engaged in this transition and we believe innovation will be critical to our success.”

Suncor’s sustainability performance included:

•                 Technology and innovation: In 2018, Suncor invested approximately $635 million in technology development and deployment including digital technologies.

•                 Partnering with Indigenous businesses: $703 million spent with 83 Indigenous businesses across Canada in 2018.

•                 GHG performance and mitigating emissions: With Fort Hills, our newest mining facility, we have deployed extraction technology that removes carbon from the oil before it is sent to market.

•                 Water performance and stewardship: Approximately 88% of the water used by our mining and extraction operations in 2018 was recycled tailings water.

The report also provides senior leaders’ perspectives in these areas:

•                  A discussion about energy challenges and opportunities with Suncor president and chief executive officer, Mark Little.

•                  A Q&A with Eric Axford, executive vice president and chief sustainability officer, on the progress made last year, the priorities ahead, and the company’s sustainability journey.

Suncor has been named to various Dow Jones Sustainability (DJSI) indices for 19 consecutive years, as well as 10 consecutive years to the FTSE4Good index. Suncor was also named to the 2019 Corporate Knights Global 100 index, and the 2018 Corporate Knights Best 50 Corporate Citizens in Canada. In 2019, Suncor received the Alberta top 75 employer, and Canada top 100 employer awards. Also in 2019, Suncor received Finance Montréal’s Finance and Sustainability Initiative award for best sustainability report.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Legal Advisory — Forward-Looking Information

This news release as well as Suncor’s 2019 Report on Sustainability and the Climate Risk and Resilience Report to which links are provided in this news release, contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure;  the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions. Forward-looking statements in this news release include references to Suncor’s GHG goal and social goal and the belief that innovation will be critical to Suncor’s success:

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the first quarter of 2019 dated May 1, 2019 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 28, 2019, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of the Dow Jones Sustainability North America Index, the FTSE4Good index series, and the Euronext Vigeo World 120 Index, Suncor is also a UN Global Compact participant and actively responds to CDP’s Climate Change and Water programs. Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries: 403-296-4000 media@suncor.com	Investor inquiries: 800-558-9071 invest@suncor.com